Exhibit 12.1

Twin Disc, Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	For the fiscal years ended June 30,
	2018	2017	2016	2015	2014
Fixed charges:
Interest expensed	$282	$303	$426	$606	$936

Amortized debt issuance costs	35	35	10	6	6

Estimated interest component of rent expense (a)	375	420	456	499	552
Total fixed charges	$692	$758	$892	$1,111	$1,494

Earnings:

Pre tax earnings before noncontrolling interest	$14,420	$(9,529)	$(25,295)	$15,900	$8,096

Add: Fixed charges	692	758	892	1,111	1,494

Less: noncontrolling interest in pre-tax income	(177)	(265)	(147)	(335)	(388)

Total earnings	$14,934	$(9,036)	$(24,550)	$16,676	$9,202

Ratio of earnings to fixed charges	21.6	nm*	nm*	15.0	6.2

(a) The estimate of the interest component in rent expense is calculated as 14.1% of the total rent expense for the period, which is considered to be reasonable.

*The ratio of earnings to fixed charges was less than one-to-one for the fiscal years ended June 30, 2017 and 2016 by $9,794 and $25,442 of earnings respectively.